BioHarvest Sciences to Report Third Quarter 2026 Financial Results on November 12, 2026

Vancouver, British Columbia and Rehovot, Israel – October 29, 2026 -- BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that it will report its third quarter 2026 financial results before the market opening on Thursday, November 12, 2026. The Company will host a conference call and webcast at 8:00 AM Eastern Time to discuss the results and provide an update on business operations.

"I invite our shareholders to join our upcoming Q3 earnings call, where I will share important developments and achievements that are shaping BioHarvest’s future as a CDMO-focused company,” commented Chief Executive Officer Zaki Rakib. “Beyond the quarterly financial results, I look forward to discussing the progress of our strategic transformation and the opportunities we see for building a scalable business with significant long-term revenue growth potential and profitability.”

Third Quarter 2026 Earnings Call

Date:	Thursday, November 12, 2026
Time:	8:00 AM Eastern Time
Public Webcast:	https://events.q4inc.com/attendee/792571252

The earnings call webcast will be broadcast live, and attendees are encouraged to register via the webcast link at least 10 minutes prior to the call to ensure timely participation.

The webcast recording will be available for replay on the Company’s website within the Investor Relations/Events & Presentations section.

About BioHarvest

BioHarvest Sciences Inc. (Nasdaq: BHST) (TASE: BHST) (FSE: 8MV0) is a biotechnology company pioneering its proprietary Botanical Synthesis™ technology, an advanced plant-cell-based platform designed to produce valuable plant-derived compounds without growing and harvesting the complete source plant.

The Company applies Botanical Synthesis™ across its proprietary asset portfolio and through its CDMO business to develop and manufacture high-value plant-derived compounds for customers and commercial partners. VINIA® represents BioHarvest’s first commercialized product and provides a demonstrated pathway from plant-cell development through manufacturing and commercialization. BioHarvest is applying that same platform to build a broader portfolio of proprietary and customer-sponsored assets across multiple high-value categories.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures. Forward-looking statements include those set forth in the Risk Factors section of the Company’s Securities and Exchange Commission (SEC)’s filings which can be found within the Investor Relations section on the Company’s website, or on the SEC’s website at http://www.sec.gov.

BioHarvest Sciences Contact:

Justin Meiklem

Head of Corporate Communications

Direct (778) 686-3855

Office (604) 622-1186

Justin@bioharvest.com